Exhibit 4.4
Description of Capital Stock
As of February 20, 2020, Duke Realty Corporation (the “General Partner”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Duke Realty Limited Partnership (the “Partnership”) had no classes of securities registered under Section 12 of the Exchange Act.
The following is a summary only and is subject to applicable provisions of the Indiana Business Corporation Law and to the General Partner’s articles of incorporation and bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. You should refer to, and read this summary together with, the General Partner’s articles of incorporation and bylaws to review all of the terms of the General Partner’s common stock.
General
The General Partner’s authorized capital stock includes 600 million shares of common stock, $.01 par value per share, and 5 million shares of preferred stock, par value $0.01 per share. As of February 20, 2020, the General Partner had 368,342,908 shares of common stock outstanding and no shares of preferred stock outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of common stock have no preemptive rights. All shares of common stock issued will be duly authorized and issued, fully paid, and non-assessable.
Holders of common stock have no right to cumulative voting for the election of directors. Consequently, because each member of the General Partner’s board of directors serves only a one-year term, a majority of the shareholders present in person or represented by proxy and entitled to vote are able to elect all of the directors at each annual shareholders’ meeting.
The General Partner’s shares of common stock currently outstanding are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DRE.”
The General Partner’s shareholders are entitled to share ratably in its assets legally available for distribution to shareholders in the event of its liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of its known debts and liabilities. These rights are subject to the preferential rights of any other class or series of the General Partner’s stock that may then be outstanding and to the provisions of its articles of incorporation regarding restrictions on ownership and transfer of the General Partner’s stock to preserve its status as a REIT for federal income tax purposes.
Holders of the General Partner’s shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of the General Partner’s securities. The General Partner’s board of directors may issue additional shares of common stock without the approval of the General Partner’s shareholders.
Under Indiana law, shareholders are generally not liable for the General Partner’s debts or obligations. If the General Partner is liquidated, after payment or provision for all of the General Partner’s known debts and liabilities and any preferential distributions required to be made to holders of preferred stock, each outstanding share of common stock will be entitled to participate on a pro rata basis in the remaining assets.
Dividends
Holders of the General Partner’s shares of common stock are entitled to receive dividends only when, as and if approved by the General Partner’s board of directors out of assets legally available for the payment of dividends. The General Partner intends to continue to pay quarterly dividends.
Change of Control Provisions
Under Indiana law, shareholders holding a majority of the shares voting must approve any transaction pursuant to which the General Partner would merge with another entity or would sell all or substantially all of its assets. The General Partner’s articles of incorporation also contain provisions that may discourage certain types of transactions involving an actual or threatened change of control, including:

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a requirement that certain mergers, sales of assets, liquidations or dissolutions, or reclassifications or recapitalizations involving persons owning 10% or more of the General Partner’s capital stock:

◦	be approved by a vote of the holders of 80% of the issued and outstanding shares of the General Partner’s capital stock;

◦	be approved by three-fourths of the continuing directors; or

◦	provide for payment to shareholders for their shares of at least a specified price;

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a requirement that any amendment or alteration of certain provisions of the articles of incorporation affecting change of control be approved by the holders of 80% of the General Partner’s issued and outstanding capital stock; and

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a limitation that directors may be removed only for “cause” and only with the affirmative vote of at least a majority of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for such purpose.

The partnership agreement for the Partnership also contains provisions that could discourage transactions involving an actual or threatened change of control of the General Partner, including:

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a requirement that holders of at least 90% of the outstanding partnership units held by the General Partner and other unit holders approve any voluntary sale, exchange, merger, consolidation or other disposition of all or substantially all of the assets of the Partnership in one or more transactions other than a disposition occurring upon a financing or refinancing of the Partnership;

•	a restriction against any assignment or transfer by the General Partner of its interest in the Partnership; and

•	a requirement that holders of more than 90% of the partnership units approve:

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any merger, consolidation or other combination of the General Partner with another entity, unless after the transaction substantially all of the assets of the surviving entity are contributed to the Partnership in exchange for units;

◦	any sale of all or substantially all of the General Partner’s assets; or

◦	any reclassification or recapitalization or change of outstanding shares of common stock other than certain changes in par value, stock splits, stock dividends or combinations.
The General Partner’s directors who are not officers or employees and who do not hold partnership units will vote on these matters.
Restrictions on Ownership and Transfer
For the General Partner to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code if 1986, as amended (the “Code”):

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no more than 50% in value of the General Partner’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities) at any time during the last half of a taxable year; and

•	The General Partner’s stock must be beneficially owned by 100 or more persons during at least 335 days of each taxable year or during a proportionate part of a shorter taxable year.
Because the General Partner expects to continue to qualify as a REIT, its articles of incorporation contain restrictions intended to ensure compliance with these requirements. Subject to certain exceptions detailed below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the General Partner’s outstanding common stock. We refer to these restrictions, collectively, as the “ownership limit.”
The General Partner’s board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, the General Partner’s board of directors may, but is not required to, require an opinion of counsel or Internal Revenue Service ruling satisfactory to the board of directors as it may deem necessary or advisable to determine or ensure the General Partner’s status as a REIT and may impose such other conditions or restrictions as it deems appropriate.
In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, the board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of the General Partner’s stock then outstanding or the General Partner would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of the General Partner’s stock is in excess of the decreased ownership limit until the person or entity’s ownership equals or falls below the decreased ownership limit, but any further acquisition of the General Partner’s stock will be subject to the decreased ownership limit.
The General Partner’s articles of incorporation also prohibit:

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any person from beneficially or constructively owning shares of stock that would result in the General Partner being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the General Partner to fail to qualify as a REIT; and

•	any person from transferring shares of the General Partner’s stock if the transfer would result in shares of the General Partner’s stock being beneficially owned by fewer than 100 persons.
Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of the General Partner’s stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer, and any person who is the intended transferee of shares of the General Partner’s stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on the General Partner’s status as a REIT. The provisions of the General Partner’s articles of incorporation, relating to the restrictions on ownership and transfer of the General Partner’s stock will not apply if the board of directors determines that compliance is no longer required in order for the General Partner to qualify as a REIT.
Any attempted transfer of the General Partner’s stock that, if effective, would result in the General Partner’s stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of the General Partner’s stock that, if effective, would result in a violation of the ownership limit (or other limit established by our articles of incorporation or the board of directors), the General Partner being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or the General Partner otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the ownership limit (or other limit established by our articles of incorporation or the board of directors), the General Partner being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or the General Partner otherwise failing to qualify as a REIT will be null and void.
Shares of the General Partner’s stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any such shares held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to such shares held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Indiana law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.
Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of the General Partner’s stock in our articles of incorporation. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

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the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which will generally be the last sales price reported on the NYSE, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.
Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

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the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.
The General Partner may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the General Partner’s stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of the General Partner’s stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on the General Partner’s status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of the General Partner’s stock and any person or entity (including the shareholder of record) who is holding shares of the General Partner’s stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.
Any certificated shares of the General Partner’s stock will bear a legend referring to the restrictions described above.
Limitations of Liability and Indemnification of Directors and Officers
Indiana law and the General Partner’s articles of incorporation generally exculpate each director and officer in actions by the General Partner or by its shareholders in derivative actions from liability, except in the case of:

•	any breach of the director’s duty of loyalty to the General Partner or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	voting for or assenting to an unlawful distribution; or

•	any transaction from which the director derived an improper personal benefit.
The articles of incorporation also provide that the General Partner will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Indiana law. Indiana law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party, so long as:

•	the individual’s conduct was in good faith;

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the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests and, in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests; and

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in the case of a criminal proceeding, the individual either had reasonable cause to believe the individual’s conduct was lawful or had no reasonable cause to believe the individual’s conduct was unlawful.

We believe that the exculpation and indemnification provisions in the General Partner’s articles of incorporation help induce qualified individuals to agree to serve as officers and directors of the General Partner by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in the General Partner’s articles of incorporation and Indiana law give you a more limited right of action than you otherwise would have in the absence of such provisions. The General Partner also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by the General Partner’s directors and officers in connection with the performance of their duties.
The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over the General Partner against liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as the above provisions may allow that type of indemnification, the Securities and Exchange Commission has informed us that, in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Shareholder Liability
Indiana law provides that no shareholder, including holders of common stock, will be personally liable for the General Partner’s acts and obligations except that a shareholder may become personally liable by reason of the shareholder’s own acts or conduct.
Registrar and Transfer Agent
The registrar and transfer agent for the common stock is Equiniti Trust Company.